

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 4, 2013

Via E-mail
Barbara E. Kocsis
Merrill Lynch Alternative Investments LLC
1200 Merrill Lynch Drive (1B)
Pennington, NJ  08534

> **Re:    Highbridge Commodities Futures Access LLC**
> **Supplemental Response to Comment Letter re:**
> **Registration Statement on Form 10-12(g)**
> **Filed on December 23, 2011**
> **File No. 000-54573**

Dear Ms. Kocsis:

We have reviewed your response and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.    We note your response to comment 1 from our letter dated February 7, 2013 and your Form 10-K for the fiscal year ended December 31, 2012 filed March 27, 2013.  We are unable to locate a description of the type of expenses that comprise a significant portion of "other expenses."  Please advise.

2.    We note your response to comment 2 from our letter dated February 7, 2013 and your disclosure on page 8 of your Form 10-K.  In particular, we note that you had $0 as collateral supporting your forward positions and no swap positions other than your forward contracts deemed to be swaps under the Commodity Exchange Act.  In future Exchange Act periodic reports, please revise to clarify whether all your forward contracts are deemed to be swaps under the Commodity Exchange

Act or quantify the percentage and briefly explain why you had $0 as collateral supporting your forward positions. In addition, please more specifically describe in percentages or as a narrative your exposure to various sectors.

Plan of Operation, page 2

3. We note your response to comment 3 from our letter dated February 7, 2013. Please further revise your proposed disclosure to clarify whether the Trading Advisor reviews allocations in connection with the bi-monthly performance reviews.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Attorney-Advisor, at (202) 551-3402 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Mark Borrelli
Sidley Austin LLP